CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars)
(Unaudited)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$4,408,841	$4,192,875
Short term investments		-	67,711
Trade and other receivables	6	7,811,590	7,935,863
Contract work in progress		-	300,985
Inventories		8,903,175	10,173,019
Prepaid expenses and other		595,243	670,371
Current assets		21,718,849	23,340,824

Property and equipment, net		1,140,541	1,128,098
Intangible assets, net		8,759,762	9,287,868
Goodwill		5,439,733	5,277,620
Long-term prepaid expenses and other		46,904	29,844
Deferred income tax assets	12	4,193,668	1,197,165
		19,580,608	16,920,595
Total assets		$41,299,457	$40,261,419
LIABILITIES
Current liabilities
Trade and other payables		$3,940,152	$5,802,370
Accrued liabilities		1,606,411	1,319,780
Provisions		249,372	186,716
Promissory note payable	4	661,997	-
Taxes payable	12	757,406	620,461
Deferred revenue		243,332	642,183
Current liabilities before acquisition loan		7,458,670	8,571,510
Acquisition loan	8	7,738,373	9,650,286
Current liabilities		15,197,043	18,221,796

Long-term deferred revenue		53,315	141,685
Deferred income tax liabilities	12	2,466,925	2,622,814
Promissory note payable	4	-	597,226
Total liabilities		17,717,283	21,583,521
SHAREHOLDERS’ EQUITY
Issued capital	9	39,850,648	39,850,648
Treasury shares	10	(131,474)	-
Contributed surplus		3,981,567	3,812,151
Accumulated other comprehensive income		532,487	(70,746)
Deficit		(20,651,054)	(24,914,155)
Total shareholders’ equity		23,582,174	18,677,898
Total liabilities and shareholders’ equity		$41,299,457	$40,261,419
Commitments and contingencies (note 16)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on November 6, 2012.

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings
and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	Notes	2012	2011	2012	2011

Revenue	13	$10,997,204	$11,298,033	$31,831,139	$28,322,897
Cost of sales	3	6,437,329	6,267,545	18,286,937	16,006,284
Gross profit	13	4,559,875	5,030,488	13,544,202	12,316,613

Expenses:
Selling and distributing expenses	3	1,965,095	1,397,820	5,681,417	4,243,004
General and administrative expenses	3	992,763	1,687,876	3,761,493	4,907,560
Product development expenses, gross	3	739,297	768,750	2,512,421	2,211,077
Less: Government contributions	3	(450,517)	(231,855)	(912,773)	(805,690)
		3,246,638	3,622,591	11,042,558	10,555,951
Earnings before other expenses		1,313,237	1,407,897	2,501,644	1,760,662

Loss on disposal of property and equipment		-	-	15,016	-
Interest and bank charges		162,924	176,122	439,971	470,124
(Gain)/ loss on foreign exchange		414,251	(552,503)	359,623	(564,859)
Earnings before income taxes		736,062	1,784,278	1,687,034	1,855,397

Current income tax expense	12	54,341	426,458	710,453	959,390
Deferred income tax expense (recovery)	12	(140,147)	148,409	(3,205,830)	162,551
Net earnings for the period from continuing operations		821,868	1,209,411	4,182,411	733,456

Net earnings (loss) for the period from discontinued operations	17	152,984	(106,460)	80,690	(102,152)
Net earnings for the period		$974,852	$1,102,951	$4,263,101	$631,304

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars		(668,365)	(1,319,870)	(603,233)	(934,831)
Total comprehensive income (loss) for the period		$306,487	$(216,919)	$3,659,868	$(303,527)

Net earnings (loss) per share
Basic earnings (loss) per share
Earnings from continuing operations	11	$0.01	$0.02	$0.07	$0.01
Earnings (loss) from discontinued operations	17	$0.00	$(0.00)	$0.00	$(0.00)
Total		$0.02	$0.02	$0.07	$0.01
Diluted earnings (loss) per share
Earnings from continuing operations	11	$0.01	$0.02	$0.07	$0.01
Earnings (loss) from discontinued operations	17	$0.00	$(0.00)	$0.00	$(0.00)
Total		$0.02	$0.02	$0.07	$0.01

Weighted average number of shares outstanding
Basic	11	58,036,732	58,350,902	58,182,759	57,954,304
Diluted	11	58,038,685	58,379,732	58,185,435	58,034,776

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars - Unaudited)

	Notes	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders’ equity

As at January 1, 2012		$39,850,648	$—	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898
Net earnings for the period		—	—	—	—	4,263,101	4,263,101
Other comprehensive income		—	—	—	603,233	—	603,233
Total		39,850,648	—	3,812,151	532,487	(20,651,054)	23,544,232

Purchase of shares for RSUs	10	—	(131,474)	—	—	—	(131,474)
Stock-based compensation	9	—	—	169,416	—	—	169,416
As at September 30, 2012		$39,850,648	$(131,474)	$3,981,567	$532,487	$(20,651,054)	$23,582,174

	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders’ equity
As at January 1, 2011	$37,447,180	$—	$3,718,244	$—	$(25,332,245)	$15,833,179
Net loss for the period	—	—	—	—	631,304	631,304
Other comprehensive income	—	—	—	(934,831)	—	(934,831)
Total	37,447,180	3,718,244	(934,831)	(24,700,941)	15,529,652

Shares repurchased and related fees	(35,113)	—	—	—	7,199	(27,914)
Exercise of options	3,453	—	(1,026)	—	—	2,427
Exercise of warrants	49,436	—	(19,304)	—	—	30,132
Shares issued under ESOP, net of share issuance costs	348,792	—	—	—	—	348,792
Stock-based compensation	—	—	66,123	—	—	66,123
Acquisition of subsidiary	2,036,900	—	—	—	—	2,036,900
At September 30, 2011	$39,850,648	$—	$3,764,037	$(934,831)	$(24,693,742)	$17,986,112

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2012	2011	2012	2011
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period		$974,852	$1,102,951	$4,263,101	$631,304
Income taxes paid		(725)	(63,290)	(679,481)	(795,546)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		372,822	393,087	1,118,318	1,097,183
Foreign exchange (gain) loss		497,928	(153,814)	457,017	(8,305)
Loan acquisition costs amortization		6,623	7,065	20,058	17,138
Loss on disposal of property and equipment		—	—	15,016	—
Gain on sale of subsidiary	17	(93,986)	—	(93,986)	—
Current income tax		54,342	426,458	710,454	959,390
Deferred income tax (recovery) expense		(140,147)	148,409	(3,205,830)	162,551
Share-based payments	9	66,577	52,298	169,416	66,123
Accretion of promissory notes		29,734	25,656	64,771	67,465
Government contribution	6	(456,100)	(187,565)	(951,147)	(761,400)
Changes in non-cash working capital	14	89,601	(1,391,020)	(224,630)	432,445
Net cash flows provided by operating actitivies		1,401,521	360,235	1,663,077	1,868,348
Investing activities:
Purchase of intangible assets, property and equipment		(103,952)	(26,613)	(481,817)	(190,154)
Proceeds from government contributions
for acquisition of property and equipment		—	—	260,214	—
Proceeds from sale of property and equipment		—	—	42,390	—
Redemption of short-term investment		—	—	67,918	—
Proceeds from sale of subsidiary		24,641	—	24,641	—
Acquisition of subsidiary, net of cash acquired		—	—	—	(15,235,954)
Net cash flows used in investing activities		(79,311)	(26,613)	(86,654)	(15,426,108)

Financing activities:
Repurchase of common shares and related fees		—	(27,916)	—	(27,916)
Proceeds from interest bearing borrowings		—	—	—	11,892,959
Proceeds from shares issued under ESOP,
net of share issuance costs		—	—	—	348,792
Proceeds from exercising warrants and options		—	—	—	32,559
Proceeds from government contributions	6	19,609	262,624	727,459	1,127,888
Purchase of treasury shares	10	—	—	(131,474)	—
Repayment of interest bearing borrowings	8	(750,000)	(600,000)	(2,050,000)	(1,600,000)
Net cash flows provided by (used in) financing activities		(730,391)	(365,292)	(1,454,015)	11,774,282

Effect of foreign currency translation on
cash and cash equivalents		73,151	(192,385)	93,558	(178,323)
Increase (decrease) in cash and cash equivalents		664,970	(224,055)	215,966	(1,961,801)
Cash and cash equivalents, beginning of period		3,743,871	4,577,297	4,192,875	6,315,043
Cash and cash equivalents, end of period		$4,408,841	$4,353,242	$4,408,841	$4,353,242

Supplemental cash flow and other disclosures (note 14)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

1. Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2012, including comparatives, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (IFRS), and should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements have been approved and authorized for issue by the board of directors on November 6, 2012.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Reorganization

The Company’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. Immediately afterwards all the assets and liabilities of STHI were transferred to Norsat International Inc. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

2. Significant Accounting Policies and Use of Estimates and Management Judgement

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2011. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

During the nine months ended September 30, 2012, the Company has added the following accounting policy:

Treasury Shares
When the Company reacquires its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings on the purchase, sale issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted restricted share units as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

Estimates and management judgement

When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2011, with the addition of the following estimates:

Recognition of Government contributions
The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Share-based payment of restricted share units
The Company measures the cost of share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

New accounting pronouncements

The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

IFRS 11 Joint Arrangements provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-monetary Contributions by Venturers. Based on current facts and circumstances, the Company does not have any joint arrangements as defined by IFRS 11, and hence, does not expect to be affected by the application of this standard.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

The amendments to IAS 1 Presentation of Financial Statements require companies to group together items within Other Comprehensive Income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to this standard do not change the nature of the items that are currently recognized in OCI. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. The IASB has decided to delay implementation until periods beginning on or after January 1, 2015, with early application permitted. The Company is currently assessing the impact of this standard.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

3. Cost of Sales and Expenses

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cost of Sales
Direct cost of sales	$6,376,597	$6,116,527	$18,122,977	$15,806,819
Amortization	32,732	47,014	83,376	95,461
Transfer from Expenses	28,000	104,004	80,584	104,004
	$6,437,329	$6,267,545	$18,286,937	$16,006,284

Selling and distributing expenses
Direct expenses	$1,788,877	$1,276,565	$5,186,918	$3,811,914
Amortization	189,945	180,969	561,159	490,804
Transfer to Cost of Sales	—	(59,714)	(24,630)	(59,714)
Less: Government contribution (Note 6)	(13,727)	—	(42,030)	—
	$1,965,095	$1,397,820	$5,681,417	$4,243,004

General and administrative expenses
Direct expenses	$945,911	$1,642,415	$3,646,347	$4,766,638
Amortization	46,852	45,461	147,588	140,922
Less: Government contribution (Note 6)	—	—	(32,442)	—
	$992,763	$1,687,876	$3,761,493	$4,907,560

Product development expenses, net
Direct expenses	$636,004	$623,659	$2,186,226	$1,806,753
Amortization	103,293	145,091	326,195	404,324
	$739,297	$768,750	$2,512,421	$2,211,077
Transfer to Cost of Sales	(28,000)	(44,290)	(55,954)	(44,290)
Less: Government contribution (Note 6)	(422,517)	(187,565)	(856,819)	(761,400)
	(450,517)	(231,855)	(912,773)	(805,690)
	$288,780	$536,895	$1,599,648	$1,405,387
Supplementary information:
Short-term employee benefits	$3,190,750	$3,214,464	$10,151,299	$8,470,426

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premium, Medical Services Plan, Registered Retirement Savings Plan contribution and vacation accrual.

4. Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow. The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011. Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the nine months ended September 30, 2012.

At December 31, 2011, the promissory notes component of the purchase consideration was held in escrow. They were to be released from escrow to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012. On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, the Company decreased in the second quarter the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

5. Capital Disclosures

On September 17, 2012, HSBC Bank of Canada (the “Bank”), amended the terms and conditions of the Company’s credit facilities. As at September 30, 2012, the Company had the following externally imposed capital requirements under its operating line of credit agreement and acquisition loan agreement:

●	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

●
Debt service coverage ratio cannot be less than 0.70 to 1.00 for the fiscal year ending December 31, 2012 and cannot to be less than 1.00 thereafter. Ratio is based on Earnings before Interest Depreciation and Amortization (“EBITDA”) less cash taxes and unfunded capital expenditures divided by aggregate principal and interest payments made during the relevant fiscal year – calculated annually beginning December 31, 2012, and

●
Funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 3.50:1.00 for the three months ending September 30, 2012 3.00:1.00 for the period ending December 31, 2012, and 2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

6. Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

For the three and nine months ended September 30, 2012, the Company recorded $414,574 and $825,970 (three and nine months ended September 30, 2011- $187,565 and $761,400) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $nil and $968,064 for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011- $262,624 and $1,127,888). As at September 30, 2012, $1,174,034 remains in trade and other receivables (December 31, 2011- $1,303,490).

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). As at September 30, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, the Company entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide the Company maximum funding of Cdn$99,993 for the designated project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, the Company recorded $83,653 as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. During the three months ended June 30, 2012, the Company received the amount in full and nil remains in trade and other receivables. This project has been completed.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

In July 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July 2012 DTAPP”). The NRC has agreed to reimburse the Company 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$99,999.

For the three months ended September 30, 2012, the Company has recorded $33,583 as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to the July 2012 DTAPP agreement. Total cash received was $19,609 for the three and nine months ended September 30, 2012. As at September 30, 2012, the Company has recorded $13,973 in receivable relating to this project for costs incurred.

In August 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August DTAPP”). The NRC has agreed to reimburse the Company 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2015 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$90,000.

For the three months ended September 30, 2012, the Company has recorded $7,940 as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to the August DTAPP agreement. As at September 30, 2012, the Company has recorded $7,940 in receivable relating to this project for costs incurred.

On a combined basis, the Company has recorded a total of $456,097 and $951,146 for the three and nine months ended September 30, 2012 as a reduction to operating expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to SADI and DTAPP. Total cash received was $19,609 and $1,072,139 for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011- $262,624 and $1,127,888). As at September 30, 2012, $1,195,947 remains in trade and other receivables (December 31, 2011- $1,303,490) in connection with the SADI and DTAPP programs.

7. Operating Line of Credit

On September 17, 2012, HSBC Bank of Canada amended the terms and conditions of the Company’s credit facilities. The Company secured an additional non-revolving demand note of $1,000,000 to assist in financing the working capital requirements of the Company. The demand note is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at September 30, 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

During the three months ended September 30, 2012, the Company’s revolving demand note with HSBC Bank USA was reduced from $950,000 to $900,000 with the $50,000 being reallocated to the Company’s credit card facilities. As at September 30, 2012 the Company had no borrowings outstanding with respect to the revolving demand note.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

8. Acquisition Loan

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), the Company is required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, the Company was required to pay $600,000 related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012. On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing the Company to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal monthly installments of $50,000 plus interest. The amendment to this payment is applicable only for the mentioned period. All other terms and conditions remained unchanged.

On September 17, 2012, the Bank amended the terms and conditions of the acquisition loan by giving the Company the option to repay the calculated amount under option (b) over a 12 month consecutive period from the payment due date in monthly equal installments plus interest. Please refer to note 5 Capital Disclosure for discussion of changes in covenants.

For the three and nine months ended September 30, 2012, the Company made principal repayments totaling $750,000 and $2,050,000 respectively against its Acquisition Loan. As at September 30, 2012, the Company’s combined weighted average interest rate was 3.99% (September 30, 2011 – 4.08%).

As at September 30, 2012, the Company is in compliance with its bank covenants.

During this interim period, the Company reclassified the acquisition loan to current liabilities at December 31, 2011 and September 30, 2012 as this loan is due on demand.

Although the acquisition loan is due on demand, the Company does not believe that the demand feature will be exercised. Assuming payment of the acquisition loan is not demanded, scheduled repayment on the acquisition loan over the next five years are shown under note 16 Commitments and Contingencies.

9. Issued Capital

Share purchase option plan

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

9. Issued Capital (continued)

Share purchase options outstanding as at September 30, 2012 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2011	1,941,900	$0.87
Granted	146,000	0.49
Expired	(204,500)	2.27
Cancelled	(70,800)	0.72
Forfeited	(53,200)	0.65
September 30, 2012	1,759,400	$0.69

The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2012:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	418,000	4.23	0.48	—	—
$0.50 to $0.99	1,238,200	3.19	0.71	417,200	0.73
$1.00 to $1.49	83,200	0.50	1.37	83,200	1.37
$1.50 to $1.99	20,000	0.47	1.51	20,000	1.51
	1,759,400	3.28	0.69	520,400	0.87

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Total compensation -options	$47,488	$52,298	$137,840	$66,123

The weighted average assumptions used to estimate the fair value of options granted during the three and nine months ended September 30, 2012 and 2011 were:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Risk free interest rate	1.12%	1.92%	1.26%	2.33%
Expected life	3.5	3.5	3.5	3.5
Vesting period	2 years	2 years	2 years	2 years
Expected volatility	58%	75%	70%	77.00%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn0.15	Cdn 0.35	Cdn 0.24	Cdn 0.43
Forfeiture rate	18%	14%	18%	14%

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

9. Issued Capital (continued)

A total of 12,000 options were granted at an average exercise price of Cdn$0.36 and weighted average fair value of Cdn$0.15 during the three months ended September 30, 2012.

A total of 146,000 options were granted at an average exercise price of Cdn$0.49 and weighed average fair value of Cdn$0.24 during the nine months ended September 30, 2012.

Options vest in 2 years and expire 5 years from the grant date. A total of 60,000 options were granted to senior management and nil to directors during the nine months ended September 30, 2012.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

During the three months ended June 30, 2012, the Company recalculated the forfeiture rate based on historical experience. As a result, the Company adjusted its forfeiture rate from 14% to 18% effective April 1, 2012. The Company recorded an adjustment of $1,148 to stock based compensation prospectively in the second quarter of 2012.

Restricted share unit plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption.

On May 9, 2012 the Company granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34 month period, with one third of the grants vesting on May 9, 2013, one third vesting on May 9, 2014 and one third on March 9, 2015. Upon vesting the participants will receive one common share or cash equivalent for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date.

The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

The following table summarizes information pertaining to the Company’s restricted share units outstanding at September 30, 2012:

Restricted share units outstanding	Number of units
Balance, December 31, 2011	—
Granted	341,173
Forfeited	(6,435)
September 30, 2012	334,738

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

9. Issued Capital (continued)

The Company charged the following share-based payments to general and administrative expenses , with a corresponding increase in contributed surplus:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Total compensation - RSUs	$19,089	$—	$31,577	$—

10. Treasury shares

During the second quarter of 2012, the Company purchased 279,800 common shares in the open market for approximately Cdn$129,954 ($131,474) in order to provide shares to the participants of RSUs at applicable vesting dates. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at vesting of the RSUs.

11. Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Numerator
Net earnings from continuing operations	$821,868	$1,209,411	$4,182,411	$733,456
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	58,036,732	58,350,902	58,182,759	57,954,304
Dilution from exercise of stock options	1,953	28,830	2,676	56,113
Dilution from exercise of warrants	—	—	—	24,359
Weighted average number of shares outstanding used to compute diluted EPS	58,038,685	58,379,732	58,185,435	58,034,776

Net earnings per share - from continuing operations:
Basic	$0.01	$0.02	$0.07	$0.01
Diluted	$0.01	$0.02	$0.07	$0.01

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

12. Income Taxes

a) Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes. The principal factors causing these differences are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Earnings (loss) before income taxes	$736,062	$1,784,278	$1,687,034	$1,855,397
Statutory tax rate	25.00%	26.50%	25.00%	26.50%
Calculated tax payable	184,016	472,834	421,759	491,680
Increase (decrease) resulting from:
Foreign tax rate difference	12,646	94,526	211,387	96,793
Effect of statutory rate change	18,338	(38,598)	(327,477)	447
Non allowable(non taxable) income	(67,929)	(24,651)	(218,996)	(346,970)
Change in valuation allowance	(228,919)	241,207	(3,219,908)	538,133
Change in foreign exchange	—	(1,606)	—	365,538
Adjustments for SRED	(92,798)	—	765,070	—
Adjustments for purchase price allocation	(135,667)	—	(206,028)	—
Other	224,508	(168,845)	78,817	(23,680)
Income tax expense (recovery)	$(85,806)	$574,867	$(2,495,377)	$1,121,941

Current income tax expense	54,341	426,458	710,453	959,390
Deferred income tax expense	(140,147)	148,409	(3,205,830)	162,551
Income tax expense (recovery)	$(85,806)	$574,867	$(2,495,377)	$1,121,941

b) Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

	As at September 30,	As at December 31,
	2012	2011
Non-capital loss carryforwards	$1,696,222	$2,308,802
Scientific research and experimental development pool	3,816,977	3,885,757
Scientific research and experimental tax credit	3,357,149	3,061,181
Tax value of capital asset expenditure in excess of book value	2,758,865	2,710,612
Net capital loss carryforwards	950,106	867,049
Temporary differences in working capital	428,415	532,050
Unrealized foreign exchange	(13,922)	(13,923)
	12,993,812	13,351,528
Valuation allowance	(8,800,144)	(12,154,363)
Deferred income tax assets	$4,193,668	$1,197,165
Deferred income tax liabilities	$(2,466,925)	$(2,622,814)
Net deferred income tax (liabilities) assets	$1,726,743	$(1,425,649)

Following the legal structure reorganization on June 29, 2012, the Company determined that certain future income tax assets of the Company are more likely than not to be utilized. As a result, the Company recognized a deferred income tax asset of $2,995,322 with a corresponding increase in deferred income tax recovery in the second quarter of 2012.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

c) Loss Carry Forwards and Investment Tax Credits

At September 30, 2012, the Company has approximately Cdn$206,000 of non-capital loss carry-forwards available until 2030 to reduce future years’ income for income tax purposes relating to Norsat International Inc. Also, the Company has federal and provincial investment tax credits of approximately Cdn$2,773,000 and Cdn$1,429,000, respectively, available to reduce Canadian federal and provincial taxes payable. The amounts expire as follows:

	Non-capital loss carry forward Cdn$	Federal investment tax credit Cdn$	Provincial investment tax credit Cdn$
2012	$—	$—	$133,000
2013	—	—	128,000
2014	—	—	14,000
2015	—	—	—
2016	—	—	139,000
2017 and after	206,000	2,773,000	1,015,000
	$206,000	$2,773,000	$1,429,000

The Company has also available approximately Cdn$7,326,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the interim consolidated financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$15,268,000.

13. Segmented Information

The following tables set forth sales and gross profit information by operating segments for the three and nine months ended September 30, 2012 and 2011. During the first quarter of 2012, the Company announced the addition of a new division, Norsat Power Solutions. Its sales are included under Sinclair Technologies in the following table. During these periods, the Remote Network Solutions segment did not generate any revenues and hence is not included as a reported segment. As a result of the sale of the Company’s Italian subsidiary, related Maritime sales have been reclassified as part of discontinued operations. The balance of Maritime sales was included under Satellite Solutions in the following table.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales to external customers
Sinclair Technologies	$5,949,589	$5,413,687	$18,511,388	$14,978,345
Satellite Solutions	2,381,290	3,425,895	6,215,196	7,212,476
Microwave Products	2,666,325	2,458,451	7,104,555	6,132,076
	$10,997,204	$11,298,033	$31,831,139	$28,322,897

Gross Profit
Sinclair Technologies	$2,440,002	$2,559,217	$8,066,321	$6,642,693
Satellite Solutions	943,597	1,486,067	2,376,268	3,099,867
Microwave Products	1,176,276	985,204	3,101,613	2,574,053
	$4,559,875	$5,030,488	$13,544,202	$12,316,613

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Canada	$2,193,326	$2,936,992	$6,560,801	$6,652,162
United States	6,761,458	6,137,180	18,176,800	16,068,237
Europe and other	2,042,420	2,223,861	7,093,538	5,602,498
	$10,997,204	$11,298,033	$31,831,139	$28,322,897

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Sinclair Technologies and Norsat Power Solutions, Satellite Solutions and Maritime Solutions, and Microwave Products) over total consolidated sales.

	Sinclair Technologies	Satellite Solutions	Microwave Products	Maritime Solutions	Consolidated
As at September 30, 2012
Total assets related to operations	$25,200,882	$2,216,032	$13,882,543	$—	$41,299,457
Property and equipment, net	625,074	70,955	444,512	—	1,140,541
Intangible assets, net	8,703,176	7,790	48,796	—	8,759,762

As at December 31, 2011
Total assets related to operations	$26,942,839	$6,508,422	$6,176,780	$633,378	$40,261,419
Property and equipment, net	457,914	327,500	310,812	31,872	1,128,098
Intangible assets, net	9,141,045	71,748	68,092	6,983	9,287,868

Substantially all property and equipment and intangible assets are located in Canada.

Customers:

For the three and nine months ended September 30, 2012, one customer of the Sinclair Technologies segment individually represented 10% or more of total consolidated revenue (three and nine months ended September 30, 2011 – no customer). The one customer represented a total of 10% and 12% for the three and nine months ended September 30, 2012, respectively.

14. Supplemental Cash Flow and Other Disclosure

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Change in non-cash operating working capital:
Trade and other receivables	$(409,296)	$(2,490,330)	$98,575	$(1,727,192)
Contract work in progress	—	—	300,985	—
Inventories	555,307	336,699	1,410,098	1,314,862
Prepaid expenses and other	(90,926)	(90,513)	66,306	59,424
Accounts payable and accrued liabilities	303,955	1,017,290	(1,678,832)	1,169,324
Provisions	59,524	(20,268)	62,656	40,839
Deferred revenue	(328,963)	(143,898)	(484,418)	(424,812)
	$89,601	(1,391,020)	$(224,630)	$432,445
Supplementary information:
Interest paid	$96,924	$68,914	$287,304	$313,795

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

15. Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Short-term employee benefits	$290,435	$236,436	$1,566,745	$790,918
Share based payments	21,105	5,977	51,647	9,733
Total	$311,540	$242,413	$1,618,392	$800,651

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

16. Commitments and Contingencies

Future minimum payments at September 30, 2012 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining					2017 and
	2012	2013	2014	2015	2016	after	Total
Acquisition loan	$750,000	$3,200,000	$3,000,000	$788,373	$—	$—	$7,738,373
Promissory note payable	—	725,000	—	—	—	—	725,000
Inventory purchase obligations	2,836,839	1,983,578	163,907	—	—	—	4,984,324
Operating lease obligations	156,748	692,088	718,810	323,704	298,120	8,348	2,197,818
Total	$3,743,587	$6,600,666	$3,882,717	$1,112,077	$298,120	$8,348	$15,645,515

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The Company has operating lease commitments that extend to June 2017. During the nine months ended September 30, 2012, the Company renewed the office leases for its Aurora, Ontario premise until December 31, 2014 and Lincoln, England premise until June 2017. In addition, the Company is required to make contingent repayment of SADI government contributions starting in 2013 based on fiscal 2012 performance. As at September 30, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

17. Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000. Norsat Italia S.r.l operated the Company’s vessel monitoring unit which formed part of the Company’s Maritime segment. The unit was not considered a discontinued operation or classified as held for sale at June 30, 2012 or December 31, 2011. The Company committed to a plan to sell the unit following June 30, 2012. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2012 and 2011
(Expressed in US dollars - Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Results of discontinued operation
Revenue	$23,020	$82,600	$277,809	$416,164
Expenses/(Recovery)	(35,978)	189,060	291,105	518,316
Results from operating activities	58,998	(106,460)	(13,296)	(102,152)

Gain on sale of discontinued operation	93,986	—	93,986	—
Net Earnings (loss) for the period from
discontinued operations	$152,984	$(106,460)	$80,690	$(102,152)

Net earnings (loss) per share - basic	0.00	(0.00)	0.00	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)	0.00	(0.00)

Weighted average number of shares outstanding
Basic	58,036,732	58,350,902	58,182,759	57,954,304
Diluted	58,038,685	58,379,732	58,185,435	58,034,776

Cash flows provided by discontinued operation
Net cash provided by operating activities	$—	$36,271	$84,534	$57,873
Net cash provided by investing activities	24,641	—	24,641	—
Net cash provided by financing activities	—	—	—	—
Net cash flows for the period	$24,641	$36,271	$109,175	$57,873

18. Comparative Figures

Certain figures in the prior period consolidated financial statements have been reclassified to conform with the current period presentation with regards to the sale of Norsat Italia S.r.l (Note 17) and reclassification of the long term portion of the acquisition loan to current liability.